EXHIBIT 12

AMERICAN STANDARD COMPANIES INC.
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Three Months
	For the Years ended December 31,					Ended March 31,

	1998	1999	2000	2001	2002	2002	2003

Income from continuing operations before income taxes	$189.8	$451.5	$509.4	$476.4	$556.2	$85.5	$92.5
Equity in net (income) loss of associated companies net of dividends received	(3.6)	(5.1)	(8.7)	(2.8)	(13.5)	(1.9)	(1.1)
Amortization of capitalized interest	1.6	1.8	1.9	2.3	2.3	.6	.6
Interest expense	188.4	187.8	198.7	168.7	129.0	33.4	30.2
Rental expense factor	26.5	33.9	49.4	53.2	58.6	12.6	15.0

Earnings available for fixed charges	$402.7	$669.9	$750.7	$697.8	$732.6	$130.2	$137.2

Interest expense	$188.4	$187.8	$198.7	$168.7	$129.0	$33.4	$30.2
Capitalized interest	4.5	3.3	2.0	4.8	2.6	1.0	0.1
Rental expense factor	26.5	33.9	49.4	53.2	58.6	12.6	15.0

Fixed charges	$219.4	$225.0	$250.1	$226.8	$190.2	$47.0	$45.3

Ratio of earnings to fixed charges (a)	1.8	3.0	3.0	3.1	3.9	2.8	3.0

a)	For the purpose of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.